

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 3010

March 9, 2010

Stuart J. Rosenthal
c/o Factor Capital Management, LLC
2500 Plaza 5
Harborside Financial Center
Jersey City, New Jersey 07311

 **Re: FactorShares S&P 2X US Equity Premium (File No. 333-164754)
        FactorShares S&P 2X US Anti-Equity Premium (File No. 333-164758)
        FactorShares S&P 2X US Equity Anti-USD (File No. 333-164757)
        FactorShares S&P GSCI 2X Crude Oil Premium (File No. 333-164756)
        FactorShares S&P GSCI 2X Gold Premium (File No. 333-164755)
        Registration Statement on Form S-1
        Filed February 5, 2010**

Dear Mr. Rosenthal:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please tell us why you believe it is appropriate to use a combined prospectus for offerings by five separate registrants. We note that your transmittal letter submitted with the registration statement refers to maximizing the efficiency

created by common disclosure. However, it appears that this presentation could be unclear to investors who would be purchasing interests in each fund separately. Provide us with any relevant precedent and statutory or regulatory guidance that supports your view.

2.   Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the Prospectus. Such graphics and pictorial representations should not be included in any Preliminary Prospectus distributed to prospective investors prior to the time we complete our review of such artwork.

3.   You state on the prospectus cover page that none of the Funds is an investment company within the meaning of the Investment Company Act of 1940. We note, however, disclosure on page 8, which indicates that the Funds may invest in forward agreements, swaps, or other OTC derivatives. Please tell us how these investments would be consistent your status under the 1940 Act. We will refer your response to the Division of Investment Management for further review.

4.   Please revise the prospectus to limit your reliance on defined terms. Many of the terms you use are unique to this prospectus. By creating terms that exist only for use in this prospectus, you are forcing investors to learn a new vocabulary before they can understand your disclosure. Eliminate this over-reliance on defined terms. Instead, disclose material information in a clear, concise, and understandable manner. See Rule 421(b) of Regulation C.

5.   Please include the dealer prospectus delivery obligation as required by Item 502(b) of Regulation S-K or tell us why you believe the disclosure in not required.

Front Cover Page of Prospectus

6.   The cover page of the prospectus is dense and difficult to read. Please limit the cover page to information required by Item 501 of Regulation S-K and information that is key to an investment decision. Much of the information currently on the cover page is repeated in the summary and is not necessary on the cover. Please refer to Rule 421 and A Plain English Handbook available at http://www.sec.gov/pdf/handbook.pdf.

7.   Please disclose the date that the offering will end. Refer to Item 501(b)(8)(iii) of Regulation S-K and Rule 415(a)(2) under the Securities Act.

Regulatory Notices

8.   The statement regarding the funds' status under the Investment Company Act of 1940 is not necessary because it repeats information already provided on the cover page of the prospectus. Please remove this paragraph.

Summary

9.   We note that the summary is 20 pages long. The amount of detail you include in the summary overwhelms the most significant aspects of the offering. Some information is repeated more than once within the summary. Also, much of the detailed disclosure is repeated in the body of the prospectus. Please revise to limit your summary to the most significant aspects of the funds and the offering and highlight those points in clear, plain language.

Investment Objectives of the Funds, page 5

10.   You disclose that each Fund intends to track its corresponding Index on a leveraged and daily basis in order to reflect the "intercommodity spread," positive or negative, between the corresponding sub-indexes constructed from futures contracts, or Index Futures Contracts, of each Index. You also disclose that the "intercommodity spread" is the difference in the daily changes, positive or negative, between the value of the Long Sub-Index and the value of the Short Sub-Index. This disclosure is difficult to understand. Please provide more detailed explanations of the concept of the intercommodity spread and what it means for a Fund to track an index "on a leveraged and daily basis." Such explanations should be in plain English. Please refer to Rule 421.

11.   You disclose that the "intercommodity spread" is the difference in the daily changes, positive or negative, between the value of the Long Sub-Index and the value of the Short Sub-Index. This disclosure is difficult to understand. Please explain the concept of the intercommodity spread in clear, plain language.

12.   Refer to the description of each Fund beginning on page 7. You disclose that FactorShares S&P 2x US Equity Premium, or the Equity/Treasury Intercommodity Spread Fund, is designed to seek daily investment results, before fees and expenses, corresponding to +200% of the daily differences in the changes, positive or negative, of the S&P U.S. Equity Risk Premium Total Return Index, or the Equity/Treasury Intercommodity Spread Index and that the Equity/Treasury Intercommodity Spread Index is intended to reflect the daily differences in the changes, positive or negative, between the value of the S&P 500® Futures Excess Return Index, which is constructed from the front Long Index Futures Contract on the E-mini Standard and Poor's 500 Stock Price IndexTM Futures, or the Equity Index Futures Contract, and the value of the S&P 30-Year Treasury Bond Futures Excess Return Index, which is constructed from

the front Index Futures Contract on the 30-Year U.S. Treasury Bond Futures, or the Treasury Index Futures Contract.

This disclosure is difficult to understand. Please provide a clear and concise explanation of how each Fund intends to operate, including the use of leverage, and the underlying investment objective of each Fund. Please clearly and separately explain each of the concepts embedded in the disclosure above. Such explanations for each Fund should be in plain English so that investors can understand what each Fund is trying to achieve, how it intends to achieve such results, and the rationale for investing in each Fund. Please refer to Rule 421.

13.   You disclose the notional value of a Fund's underlying positions in each of its Long Index Futures Contracts and its Short Index Futures Contracts will be approximately equal to twice the value of each Fund's holdings of United States Treasury and other high credit quality short-term fixed income securities and, as a result, the notional value of a Fund's underlying positions in each of its Long Index Futures Contracts and its Short Index Futures Contracts will equal to +200% of the Fund's Equity. This disclosure is difficult to understand. Please describe, in plain English, how you intend to achieve the 200% performance for each of the Funds.

14.   Please explain the concept of "daily rebalancing." For example, why is each Fund rebalanced on a daily basis?

Fees and Expenses, page 14

15.   Please revise to briefly explain why you expect the brokerage commissions and fees for the Funds to represent a different portion of each Fund's net asset value.

Breakeven Table, page 17

16.   Refer to footnote (2) to the table. Please tell us whether you expect each Fund to commence trading operations within the first year after its initial offering. If so, please revise footnote (2) to clarify that each Fund will be responsible for offering expenses incurred after the commencement of its trading operations. Also, expand the table to include an estimate for these expenses.

The Risks You Face, page 21

17.   Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business or are vague and generic and do not adequately describe the risk that follows. We note the following non-exhaustive list of examples:

- Use of Leverage Increases Brokerage Expenses, page 31;

- Shareholders Will Not Have The Protections Associated …, page 39;

- Various Actual and Potential Conflicts Of Interest …, page 39;

- Regulatory Changes Or Actions May Alter The Nature …, page 40;

- Lack of Independent Advisers Representing Investors, page 40:

- Shareholders Do Not Have The Rights Enjoyed By …, page 41;

- The Net Asset Value Calculation Of The Funds May …, page 41;

- "Backwardation" Or "Contango" In The Market Prices …, page 42;

- The Current Treatment of Long-Term Capital Gains …, page 43;

- Investments In The Equity Index Futures Contracts …, page 43;

- The Funds Are Subject To Issuer Risk, page 44;

- The Funds Are Subject to Stock Market Risk; page 44;

- You have No Recourse To The Index Sponsors Or Their …, page 45;

- The Asset Class Underlying The Index Futures Contracts …, page 46;

- The Equity/Bond Intercommodity Spread Funds Are …, page 46; and

- The Impact of Environmental and Other Governmental …, page 49.

Please revise as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

(2) For Periods Longer Than A Single Trading Day, The Cumulative …, page 23

18.   Please limit this risk factor to information that is necessary to understand the risk and to place the risk in context. The examples and graphs you have provided are more appropriate elsewhere in the prospectus, where you discuss the investment objectives of the Funds. Similarly, limit the examples you have included throughout the risk factors section. Also, if you retain this disclosure elsewhere in the prospectus, please revise to more clearly describe the assumptions that were used to generate each of the simulations.

19.   The fifth paragraph of this risk factor is difficult to understand as it contains many terms that are undefined, such as "roll yield," "index volatility," "standard deviation," and "natural logarithms." Additionally, your discussion of how index volatility is calculated is difficult to understand. Please revise to describe these concepts in plain English. Please refer to Rule 421.

(3) For Periods Longer Than A Single Trading Day…, page 25

20.   Please revise to more clearly explain how this risk factor is different from the risks described in risk factor (2).

(4) Market Volatility, Which Is Amplified By The Use of Leverage, May …, page 26

21.   Please explain the concept of "monte carlo simulations" as it relates to simulated fund returns. Please also explain what it means when you state that the simulated fund returns represent the median leveraged final return for all samples within a range of +0.5% and -0.5% of the unleveraged final Index Return.

(13) Net Asset Value May Not Always Correspond to Market Price…, page 32

22.   Please clarify how this risk factor differs from risk factor (49), which also addresses the net asset value calculation of the Funds.

(18) Because Each Fund Seeks To Track The Changes…, page 35

23.   Please expand this risk factor to discuss the specific adverse impact on investors and the Fund if a Fund loses an amount greater than its net assets.

(25) A Computer Systems Failure Could Result In Losses For the Funds, page 36

24.   Please briefly disclose why the Managing Owner's strategies are dependent to a significant degree on the proper functioning of its internal computer systems.

(33) You Cannot Be Assured Of The Managing Owner's Continued Services…, page 38

25.   Please expand this risk factor to describe in greater detail how the Funds may be adversely affected if the Managing Owner discontinues its service to the Funds.

(38) Shareholders Will Not Have The Protections Associated With …, page 39

26.   Please briefly disclose the regulatory protections that investors will not have as a result of the Funds not being registered as investment companies under the Investment Company Act of 1940.

<u>(71) The Value Of The Shares Of The Oil/Equity Intercommodity Spread Fund Relates Directly To The Value Of The Oil Index Futures Contracts…, page 49</u>

27.   Please revise to more clearly distinguish the risks described in this risk factor from the risks described in risk factor (74), which addresses fluctuations in the price of the oil index futures contracts.

<u>(73) The Occurrence Of A Terrorist Attack, Or The Outbreak, …, page 50</u>

28.   Please specifically explain how the occurrence of a terrorist attack or the other factors that you disclose could adversely affect the value of Oil/Equity Intercommodity Spread Fund shares.

<u>(77) Widening Interest Rate Differentials Between The Cost Of Money …, page 51</u>

29.   Please briefly explain the concepts of selling gold forward, hedging and short selling as they relate to this risk factor.

<u>Investment Objectives of the Funds, page 52</u>

30.   Please briefly explain the concepts of "base date" and "base weight." Also, clarify how +100% base weight is calculated.

31.   You disclose that if the Managing Owner determines that it has become impracticable or inefficient for any reason for the Funds to gain full or partial exposure to any Index Futures Contracts, the Funds may take certain other actions. Please also disclose whether and how Fund shareholders will be informed of such actions by the Managing Owner.

<u>Description of the S&P Factor Index Series, page 58</u>

32.   Please tell us whether Standard & Poor's Financial Services publishes information about the Factor Index Series, including the composition of each Index and the daily value of each index and its underlying sub-indexes. We note disclosure on page 63 indicating that the Index Sponsor publishes the Closing Level of each Index daily. Please revise to clarify where this information is published. Also, please explain why each Index has its own symbol on the NYSE Arca. It is not clear how there could be a market for an Index.

<u>Indexes, page 59</u>

33.   We note that both the S&P U.S. Equity Risk Premium Total Return Index and the S&P 500 Non-US Dollar Index include the S&P 500 Futures Excess Return Index. Please revise to explain why the composition of the S&P 500 Futures Excess Return Index is described differently for each of the primary Indexes.

Currently, it is not clear what you mean when you state that an Index "is constructed from" various contracts.

34.   Please revise to more thoroughly explain how the Indexes are designed to reflect the daily differences in the changes between the value of the Equity Index Futures Contract and the other contracts measured by each Index.

Composition of Indexes, page 62

35.   Please describe in more detail the components of each index and sub-index and disclose the weighting of each component contract to the overall index or sub-index.

36.   You disclose that the composition of each Index may be adjusted in the event that the Index Sponsor is not able to calculate the closing prices of the Index Futures Contracts. Please also disclose the situations in which the Index Sponsor would not be able to calculate closing prices of the Index Futures Contracts and how Fund shareholders would be informed of such adjustments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64

37.   Please revise the Liquidity discussion to disclose the estimated amount of margin that each Fund will be required to maintain for its trading contracts. Also, please describe the potential for margin calls, as disclosed on page 121, and disclose the source of funds you will use to meet those requirements. We note the discussion of margin deposits in the Use of Proceeds section but we believe that this information is also relevant to your discussion of liquidity.

38.   Refer to the second column on page 65. Please expand the disclosure to describe in greater detail the Managing Owner's procedures for limiting market and credit risk. Discuss how the Managing Owner will determine the creditworthiness of counterparties and quantify the limit on margin or premium required for any one futures contract or all futures contracts combined.

Conflicts of Interest, page 72

39.   You state that prospective investors should be aware that the Managing Owner intends to assert that shareholders have, by subscribing for shares of a Fund, consented to certain conflicts of interest in the event of any proceeding alleging that such conflicts violated any duty owed by the Managing Owner to investors. Disclaimers of this nature are not appropriate. Please remove this statement and similar statements made elsewhere in the prospectus. For example, on pages 76 and 77, you disclose that the general fiduciary duties which would otherwise be imposed on the Managing Owner are replaced by the terms of the Trust

Declarations to which terms all shareholders, by subscribing to the shares, are deemed to consent, and that the Managing Owner intends to raise conflict of interest disclosures and this consent as a defense in any proceeding brought seeking relief based on the existence of such conflicts of interest.

Management; Voting by Shareholders, page 77

40.   You disclose that shareholders of each Fund take no part in the management or control of each Fund. You also disclose that owners of [10%] of the outstanding shares owned by shareholders have the right to bring a matter before a vote of the shareholders. These two disclosures seem to be in contradiction. Please revise to explain how they are consistent. For example, is a vote of shareholders merely a non-binding recommendation that the Managing Owner of a Fund may disregard?

Plan of Distribution, page 93

Initial Purchaser, page 93

41.   Refer to the first paragraph on page 94. Please tell us why you believe that the Initial Purchaser will not act as an Authorized Participant with respect to the initial Basket of a Fund and how its activities with respect to the initial Basket of a Fund will be distinct from those of an Authorized Participant. This seems to be inconsistent with other disclosure in the prospectus indicating that the Initial Purchaser will be the first Authorized Participant.

Likelihood of Becoming a Statutory Underwriter, page 94

42.   We note that the Initial Purchaser will purchase shares with an intent to offer those shares for sale the public. Please revise to disclose that the Initial Purchaser is acting as an underwriter.

Item 16. Exhibits and Financial Statements, page II-2

43.   Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at (202) 551-3468 or Jorge Bonilla at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Michael J. Schmidtberger, Esq.
         James C. Munsell, Esq.